UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Amendment No. 5

Under the Securities Exchange Act of 1934

Mobius Management Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
606925105
(CUSIP Number)
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[] Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 606925105	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mitchell Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Not Applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 606925105	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).        Name of Issuer:

                 Mobius Management Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         120 Old Post Road
         Rye, New York  10580

Item 2(a).        Name of Person Filing:

                 Mitchell Gross

Item 2(b).                        Address of Principal Business Office or, if None, Residence:

                 120 Old Post Road
                 Rye, New York  10580

Item 2(c).                        Citizenship:

                 USA

Item 2(d).                        Title of Class of Securities:

                 Common Stock

Item 2(e).                        CUSIP Number:

                 606925105

Item 3.                             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

                 Not Applicable

Item 4.	Ownership:

(a)	Amount beneficially owned: 0.

    (b)                Percent of Class: 0%

    (c)        Number of shares as to which such person has:

                 (i)         sole power to vote or direct the vote: 0

         (ii)        shared power to vote or direct the vote:   Not applicable

         (iii)       sole power to dispose or direct the disposition of: 0

CUSIP No. 606925105	SCHEDULE 13G	Page 4 of 5 Pages

    (iv)           shared power to dispose or direct the disposition of:   Not applicable

Item 5.                    Ownership of Five Percent or Less of a Class:

                 Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

                 Not Applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security
        Being Reported on By the Parent Holding Company:

                 Not Applicable

Item 8.                    Identification and Classification of Members of the Group:

                 Not Applicable

Item 9.                     Notice of Dissolution of Group:

 Not Applicable

Item 10.                  Certification:

                 Not Applicable

CUSIP No. 606925105	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2007                                                                                     By: /s/ Mitchell Gross
                 Name: Mitchell Gross